Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: J.D. Edwards & Company

(Commission File No. 0-23091)

On June 12, 2003, PeopleSoft, Inc. issued a press release relating to the proposed merger between PeopleSoft and J.D. Edwards & Company pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2003. J.D. Edwards has posted PeopleSoft’s press release on its website. The text of the press release follows.

PeopleSoft Board of Directors Rejects Oracle’s Unsolicited Offer

PLEASANTON, CALIF., Thursday, June 12, 2003

PeopleSoft, Inc. (Nasdaq: PSFT) announced today that its Board of Directors voted unanimously to recommend that stockholders reject Oracle Corporation’s (Nasdaq: ORCL) unsolicited offer to purchase all of the outstanding shares of PeopleSoft for $16 per share in cash. The Board concluded that the offer would undoubtedly face lengthy antitrust scrutiny, with a significant likelihood that approval would not be granted. The Board believes that the delays and uncertainties created by Oracle’s offer, coupled with Oracle’s stated intent to discontinue PeopleSoft’s market-leading products, represent a substantial threat to stockholder value. The unsolicited and hostile nature of the offer, combined with Oracle’s statements, is designed to disrupt the Company’s strong momentum at significant cost to PeopleSoft’s customers. As a result, after careful consideration the Board, including a committee of independent directors, unanimously recommends that PeopleSoft stockholders reject the offer and not tender their shares to Oracle.

In making its unanimous recommendation, the Board considered, among other things that:

•	Oracle’s offer raises significant antitrust issues both in the United States and Europe, which would result in a lengthy regulatory approval process and a significant likelihood that the combination would not be approved;

•	A prolonged regulatory approval process, combined with Oracle’s public statements that it would discontinue PeopleSoft’s products, creates uncertainty for PeopleSoft’s customers, hindering the Company’s momentum and negatively impacting the Company’s financial performance; and,

•	The offer dramatically undervalues the Company based on its financial performance, continued market leadership and significant future opportunities.

“Oracle’s offer seeks to enrich Oracle at the expense of PeopleSoft’s stockholders, customers and employees,” said PeopleSoft President and Chief Executive Officer Craig Conway. “We believe that Oracle’s proposed acquisition of PeopleSoft would stifle competition and limit customer choice. PeopleSoft remains steadfastly focused on providing our customers with superior products and services, and we will not let Oracle’s tactics interfere with our business.”

Additionally, the Board reaffirmed its strong commitment to PeopleSoft’s acquisition of J.D. Edwards. The PeopleSoft and J.D. Edwards combination will provide enhanced value for stockholders and significantly accelerate PeopleSoft’s competitive position through the addition of J.D. Edwards’ complementary suite of products and services. The combined company will offer both mid-sized and large enterprise customers access to the broadest suite of integrated enterprise software applications in the industry.

Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as financial advisors, and Gibson, Dunn & Crutcher LLP is acting as legal advisor to PeopleSoft in connection with the Oracle tender offer.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com

Company to Host Conference Call

PeopleSoft will host a conference call today, June 12, 2003 at 1:00 p.m. PDT/4:00 p.m. EDT to discuss the Board of Directors’ recommendation. A live audio-only web cast of the call will be made available in the Investor Relations section of the company’s web site at www.peoplesoft.com. Interested parties may also participate by calling (877) 423-4013 in the U.S. or (706) 679-0881 outside the U.S.; passcode: PeopleSoft. A replay of the call will be made available for seven days following the call and will be accessible on the company’s web site or by calling (800) 642-1687 or (706) 645-9291; passcode: 1276090.

Forward Looking Statements

This press release was issued by PeopleSoft, Inc. on June 12, 2003. PeopleSoft stockholders should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9, to be filed today with the Securities and Exchange Commission, for the Company’s recommendation regarding Oracle Corporation’s June 9th tender offer for all outstanding shares of PeopleSoft common stock. PeopleSoft also intends to file a registration statement on Form S-4 and proxy materials with the SEC shortly with respect to the proposed acquisition of J.D. Edwards & Company. Stockholders should read these documents and any amendments or supplements thereto when they become available because they contain important information. Copies of such documents may be obtained without charge at the SEC’s website at www.sec.gov.

The directors, certain executive officers and other employees and representatives of PeopleSoft may be deemed to be participants in the solicitation of proxies in connection with special meetings of stockholders relating to the proposed acquisition of J.D. Edwards & Company. Information regarding such participants will be included in the proxy solicitation materials described above when they are filed.

Statements made in this press release indicating PeopleSoft’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause PeopleSoft’s actual results to differ materially from those projected in such forward-looking statements, including: economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenues from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in PeopleSoft’s filings with the Securities and Exchange Commission. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards & Company include: the risk that the two companies’ businesses will not be integrated successfully; costs related to the proposed merger; failure of the companies’ stockholders to approve the merger; the satisfaction of closing conditions to the merger, including the receipt of regulatory approvals; the failure to retain key employees or to complete and deliver products and services within currently estimated time frames and budgets; the inability to achieve revenues from combined lines of products; and other risks affecting the two companies’ generally as set forth in their most recent filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Further risks and uncertainties associated with Oracle’s pending tender offer include: the risk that PeopleSoft’s customers may delay or refrain from purchasing PeopleSoft products due to uncertainties about PeopleSoft’s future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with PeopleSoft; the risk that if the Oracle offer is unsuccessful the anticipated benefits from the J.D. Edwards acquisition might not be realized as described above; the risk that stockholder litigation commenced in connection with Oracle’s offer might result in significant costs of defense, indemnification and liability; and the risks that the Board of Directors’ analysis and the bases of their recommendation to the stockholders ultimately may prove to be inaccurate. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. The Company is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Lori Varlas Investor Relations PeopleSoft (877) 528-7413 lori_varlas@peoplesoft.com	Steve Swasey Public Relations PeopleSoft (925) 694-5230 steve_swasey@peoplesoft.com

Clarissa Horowitz Public Relations Porter Novelli (415) 975-2230 clarissa.horowitz@porternovelli.com

Additional Information About the Merger and Where to Find It

PeopleSoft intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of PeopleSoft and J.D. Edwards, and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF PEOPLESOFT AND J.D. EDWARDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLESOFT, J.D. EDWARDS AND THE PROPOSED MERGER. In addition to the registration statement to be filed by PeopleSoft in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of PeopleSoft and J.D. Edwards in connection with the proposed merger, each of PeopleSoft and J.D. Edwards file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may also be obtained from PeopleSoft and J.D. Edwards. In addition, investors and security holders may access copies of the documents filed with the SEC by PeopleSoft on PeopleSoft’s website at www.peoplesoft.com. Investors and security holders may obtain copies of the documents filed with the SEC by J.D. Edwards on J.D. Edwards’ website at www.jdedwards.com.

PeopleSoft, J.D. Edwards and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of PeopleSoft is set forth in PeopleSoft’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 28, 2003. A description of the interests of the directors and executive officers of J.D. Edwards is set forth in J.D. Edwards’ proxy statement for its 2003 annual meeting, which was filed with the SEC on February 21, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.